

DRH diversifiedrestaurantholdingsinc.

Q3 2018 Financial Results

November 6, 2018



BUFFALO WILD WINGS

Owned and Operated by
Diversified Restaurant Holdings, Inc.

Safe Harbor

Some of the statements contained in this presentation and the Company's November 7, 2018 earnings conference call may constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These statements reflect the current views of our senior management team with respect to future events, including our financial performance, business and industry in general. Statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," and variations of such words and similar statements of a future or forward-looking nature are intended to identify such forward-looking statements. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement in order to comply with such safe harbor provisions.

Forward-looking statements involve known and unknown risks and uncertainties and are not assurances of future performance. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements, including, among others, the risks and uncertainties disclosed in our annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings made with the Securities and Exchange Commission. Any forward-looking statements you read in this news release reflect our views as of the date of this news release with respect to future events and are subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, growth strategy, and liquidity. You should carefully consider all of the factors identified in this news release that could cause actual results to differ.

Owned and Operated by
Diversified Restaurant Holdings, Inc.

Third Quarter Key Information

DRH diversified restaurant holdings inc.

Sales

Sales of $37.5M, down 4.5%
Reduced traffic exacerbated by McGregor/Mayweather fight that occurred in the Third Quarter 2017

S-S-S

Same Store Sales off 5.2% (3.6% adjusted for the fight)
Traffic down 4.9% and average check down 0.3%

EBITDA

Adjusted EBITDA of $3.3M, 8.7% of sales
Margin down 2.3 pts. as a result of higher average wages and sales deleverage, partially offset by improved commodity cost environment

Margins

Restaurant-level EBITDA of $5.3M, 14.2% of sales
Margin down 1.7 pts. as a result of higher average wages, higher delivery expenses and sales deleverage

Cashflow

Completed underwritten registered public offering of 6M shares
Gross proceeds of $5.3 million – supplemental liquidity and favorable impact on debt covenant compliance

Sales Variance vs. Industry

DRH diversifiedrestaurantholdingsinc.

BWW's vast departure from historical marketing and media strategies beginning in the fall of 2017, as well as a shift in promotional offerings, led to significant departure from casual dining industry trends over the last 4 quarters; system-wide same-store sales fell dramatically in response to these changes.

Same-Store-Sales Variance - DRH vs. Casual Dining (CDR)

Percentages represent DRH reported quarterly SSS



-2.2%
-2.7%
-1.8%
-5.4%
-0.3%
-3.7%
-4.4%
-6.8%
-8.5%
-6.5%
-5.20%
Major divergence from CDR trend began Fall 2017
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
DRH vs CDR Variance
Casual Dining SSS
DRH SSS

* Per internal company data

However, we have great optimism in the changes made to embrace the fall football campaign, driving traffic at the end of Q3 and through Q4 2018.

BUFFALO WILD WINGS
Owned and Operated by Diversified Restaurant Holdings, Inc.

DRH Average Check and Traffic Trends

Sharp declines in traffic began in Q3 2017 and persisted through Q3 2018 – but traffic turned positive in October as new media and promotions have had a strong impact, particularly on weekends



NOTE: Average check is predominantly driven by price, but is also influenced by product mix and, to a lesser extent, average guests per check.
1 – Ramping up of Tuesday Promotion and the Bogo Blitz offering in 2016 drove 170 bp of the 12.3% traffic decline in Q4 2017.

BUFFALO WILD WINGS
Owned and Operated by
Diversified Restaurant Holdings, Inc.

Q3 Sales Bridge ($M)

Reduced traffic exacerbated by the McGregor/Mayweather fight in the third quarter 2017 was the primary driver of lower sales levels in the third quarter of 2018



$39.3
$0.2
$0.1
$0.2
$0.7
$1.1
$37.4
Q3 2017 Revenue
Deferred Revenue
Promotion Changes
Closures
2017 Fight
Traffic/Avg Ticket
Q3 2018 Revenue

Owned and Operated by Diversified Restaurant Holdings, Inc.

YTD Sales Bridge ($M)

Reduced traffic has been the story all year, as system-wide promotional and media strategies were a drag similar to latter-2017



Q3 Adjusted EBITDA Bridge ($M)

Favorable traditional wing costs helped to offset the impact of traffic and labor costs for the quarter



$4.3
$0.6
$0.3
$0.4
$0.1
$0.4
$3.3
Q3 2017 Adj. EBITDA
Comp Cost
Promo Changes/ 2017 Fight
Traffic Impact
G&A
COS
Q3 2018 Adj. EBITDA

Owned and Operated by Diversified Restaurant Holdings, Inc.

YTD Adjusted EBITDA Bridge ($M)

Favorable traditional wing costs and lower G&A expenses helped to offset
the impact of traffic, calendar shift and labor costs for the year-to-date period



*IT Cost reductions and MP Trip in 2017

Quarterly Restaurant EBITDA Trend



1 – On June 29, 2015, we acquired 18 locations in the St. Louis market to add to our existing 44 units, which had a dilutive AUV of $2.3 million
2 – FF = Franchise-related fees which includes 5.0% royalty and 3.0 – 3.15% NAF (national advertising fund)

Q3 Cost of Sales Bridge (% of Net Sales)

Improved traditional wing costs have led to a significant improvement in cost of sales in 2018



YTD Cost of Sales Bridge (% of Net Sales)

For the year-to-date period, improved traditional wing costs have led to 147 bp improvement in total cost of sales, partially offset by increased promotional activity



COS Trends and Wing Impact

Traditional wing costs were escalated throughout 2017 and hit record highs in Q4, but have declined from these highs and returned to more normalized levels in 2018



NOTE: Wing prices shown are the average price paid per pound of fresh, jumbo chicken wings – including distribution costs of approximately $0.33 per pound in Q3 2018 (2015 – Q2 2018 $0.29 per pound)
1 – Q3 actual reported COS was 29.2% which included $323K in cover charges for the Mayweather/McGregor fight that had no cost associated with it

BUFFALO WILD WINGS
Owned and Operated by
Diversified Restaurant Holdings, Inc.

13

Q3 Labor Bridge (% of Net Sales)

Labor cost headwinds had a nearly 200 bp negative impact on margins in Q3 as wages have increased and efficiencies have been hindered by the lower sales environment



25.45%
0.93%
0.55%
0.42%
0.07%
27.42%
Q3 2017 Labor %
Hourly Wage
Sales Deleverage
Management Wage
Labor Overhead & Bonus
Q3 2018 Labor %

BUFFALO WILD WINGS
Owned and Operated by
Diversified Restaurant Holdings, Inc.

YTD Labor Bridge (% of Net Sales)

diversifiedrestaurantholdingsinc.

Labor cost headwinds had a 164 bp negative impact on margins in YTD 2018 as wages have increased and efficiencies have been hindered by the lower sales environment



25.20%
0.95%
0.58%
0.40%
0.29%
26.84%
Q3 2017 YTD Labor %
Sales Deleverage
Hourly Wage
Management Wage
Labor Overhead & Bonus
Q2 2018 YTD Labor %

Buffalo Wild Wings
Owned and Operated by Diversified Restaurant Holdings, Inc.

Lower G&A Run Rate ($M)

G&A costs held in check in 2018 – expected to end the year below $8 million



Note: G&A expenses are shown net of non-recurring expenses.

Free Cash Flow and Net Debt ($M)

DRH diversifiedrestaurantholdingsinc.

Free Cash Flow improved on a TTM basis as lower capital spend offset reduced EBITDA; net debt down to $98 million

($ millions)

	2015	2016	2017	Q3 2018 TTM
Total net sales	$ 144.8	$ 166.5	$ 165.5	$ 156.0
Restaurant level EBITDA	29.7	32.3	28.3	24.9
Adjusted EBITDA	21.6	23.6	19.9	17.0
Capital expenditures	(20.2)	(12.5)	(4.7)	(1.5)
Changes in net working capital	3.9	0.0	0.0	0.5
Interest	(4.2)	(5.8)	(6.6)	(6.5)
Taxes	-	-	-	-
Free cash flow	**$ 1.1**	**$ 5.3**	**$ 8.6**	**$ 9.5**
Debt amortization	$ (8.2)	$ (10.0)	$ (12.1)	$ (11.9)
Cash	14.2	4.0	4.4	7.1
Debt	126.3	121.2	113.9	105.3
Net debt	$ 112.1	$ 117.2	$ 109.5	$ 98.2
Net debt / LTM EBITDA	**5.2X**	**5.0X**	**5.5X**	**5.8X**

BUFFALO WILD WINGS
Owned and Operated by Diversified Restaurant Holdings, Inc.

Value Creation – Going Forward



Current Environment

> Franchisor under new ownership – demonstrated track record
> Renewed energy and excitement behind the brand
> Progress behind the scenes on many fronts including marketing, advertising, information technology, menu and more
> New and improved media and promotional strategy rolled out this fall

2019

> Traction from media and promotional changes
> New menu roll-out and improved food presentation
> Well positioned to leverage improved commodity cost environment and future sales growth
> Full re-launch of brand in the fall

Value Proposition

> Best in class operations
> Strong cash flow targeted at debt reduction converts to equity value
> Tax benefits to offset over $70 million in pre-tax income

Guest Experience

Guest Experience scores are strong and trending up.

Guest Loyalty Index

+3.3%

88.5%

Overall Satisfaction

+5.1%

88.1%

Likely to Recommend

+2.1%

90.3%

Overall Value

+4.5%

82.9%

*Q3 YTD 2018 vs. Q3 YTD 2017
*Source: internal company data

Loyalty Attachment Rates



Blazin' Rewards Loyalty Attachment Rates

- Our goal is to reach 35% loyalty attachment in 2019

- Multiple data sources suggest that a 35% attachment rate is the point at which the restaurant obtains maximum benefits through higher frequency visits from less regular guests

- We are leading the pack, as the BWLD franchise system is currently at 11.7% loyalty attachment

* Source: internal company data

Exhibits



Historical Wing Prices

Volatile fresh wing spot prices had ranged between $1.41 and $2.16/lb. since 2015; prices declined significantly since October 2017, but have recently experienced typical seasonal increases; the spot price is currently at $1.49

$ / lb. Fresh Jumbo Northeast Chicken Wing Spot Prices



$/lb delivered
2
1.75
1.5
1.25
1
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2018 (Quote)
2017 (Quote)
2016 (Quote)
2015 (Quote)
Copyright © 2018 Urner Barry. All rights reserved.

Source: Urner Barry Comtell™ UB Chicken – Northeast Jumbo Wings as of November 5, 2018
NOTE: Logistics cost to restaurants is now $0.37 / lb. over the spot price

EBITDA Reconciliation

DIVERSIFIED RESTAURANT HOLDINGS, INC. AND SUBSIDIARIES
Reconciliation between Net Loss and Adjusted EBITDA and Adjusted Restaurant-Level EBITDA

	Three Months Ended (Unaudited)		Nine Months Ended (Unaudited)	
	September 30, 2018	September 24, 2017	September 30, 2018	September 24, 2017
Net loss	$ (1,761,372)	$ (558,394)	$ (2,709,753)	$ (136,364)
+ Loss from discontinued operations	—	15,154	—	97,361
+ Income tax (benefit)	(505,644)	(933,157)	(961,535)	(1,515,453)
+ Interest expense	1,609,277	1,822,876	4,865,308	5,041,136
+ Other income, net	(24,778)	(26,000)	(77,994)	(78,307)
+ Impairment and loss on asset disposal	918,399	16,578	931,196	302,652
+ Depreciation and amortization	2,908,608	3,244,255	9,175,853	10,149,050
EBITDA	$ 3,144,490	$ 3,581,312	$ 11,223,075	$ 13,860,075
+ Pre-opening costs	—	79,605	—	405,448
+ Non-recurring expenses (Restaurant-level)	166,023	284,549	166,023	131,000
+ Non-recurring expenses (Corporate-level)	(47,880)	376,530	650,338	538,083
Adjusted EBITDA	$ 3,262,633	$ 4,321,996	$ 12,039,436	$ 14,934,606
Adjusted EBITDA margin (%)	8.7%	11.0%	10.6%	12.1%
+ General and administrative	2,001,343	2,301,061	6,361,084	6,724,436
+ Non-recurring expenses (Corporate-level)	47,880	(376,530)	(650,338)	(538,083)
Restaurant–Level EBITDA	$ 5,311,856	$ 6,246,527	$ 17,750,182	$ 21,120,959
Restaurant–Level EBITDA margin (%)	14.2%	15.9%	15.6%	17.1%

EBITDA Reconciliation cont.

Restaurant-Level EBITDA represents net income (loss) plus the sum of non-restaurant specific general and administrative expenses, restaurant pre-opening costs, loss on property and equipment disposals, depreciation and amortization, other income and expenses, interest, taxes, and non-recurring expenses related to acquisitions, equity offerings or other non-recurring expenses. Adjusted EBITDA represents net income (loss) plus the sum of restaurant pre-opening costs, loss on property and equipment disposals, depreciation and amortization, other income and expenses, interest, taxes, and non-recurring expenses. We are presenting Restaurant-Level EBITDA and Adjusted EBITDA, which are not presented in accordance with GAAP, because we believe they provide an additional metric by which to evaluate our operations. When considered together with our GAAP results and the reconciliation to our net income, we believe they provide a more complete understanding of our business than could be obtained absent this disclosure. We use Restaurant-Level EBITDA and Adjusted EBITDA together with financial measures prepared in accordance with GAAP, such as revenue, income from operations, net income, and cash flows from operations, to assess our historical and prospective operating performance and to enhance the understanding of our core operating performance. Restaurant-Level EBITDA and Adjusted EBITDA are presented because: (i) we believe they are useful measures for investors to assess the operating performance of our business without the effect of non-cash depreciation and amortization expenses; (ii) we believe investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) they are used internally as benchmarks to evaluate our operating performance or compare our performance to that of our competitors.

Additionally, we present Restaurant-Level EBITDA because it excludes the impact of general and administrative expenses and restaurant pre-opening costs, which is non-recurring. The use of Restaurant-Level EBITDA thereby enables us and our investors to compare our operating performance between periods and to compare our operating performance to the performance of our competitors. The measure is also widely used within the restaurant industry to evaluate restaurant level productivity, efficiency, and performance. The use of Restaurant-Level EBITDA and Adjusted EBITDA as performance measures permits a comparative assessment of our operating performance relative to our performance based on GAAP results, while isolating the effects of some items that vary from period to period without any correlation to core operating performance or that vary widely among similar companies. Companies within our industry exhibit significant variations with respect to capital structure and cost of capital (which affect interest expense and tax rates) and differences in book depreciation of property and equipment (which affect relative depreciation expense), including significant differences in the depreciable lives of similar assets among various companies. Our management team believes that Restaurant-Level EBITDA and Adjusted EBITDA facilitate company-to-company comparisons within our industry by eliminating some of the foregoing variations.

Restaurant-Level EBITDA and Adjusted EBITDA are not determined in accordance with GAAP and should not be considered in isolation or as an alternative to net income, income from operations, net cash provided by operating, investing, or financing activities, or other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Neither Restaurant-Level EBITDA nor Adjusted EBITDA should be considered as a measure of discretionary cash available to us to invest in the growth of our business. Restaurant-Level EBITDA and Adjusted EBITDA as presented may not be comparable to other similarly titled measures of other companies and our presentation of Restaurant-Level EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual items. Our management recognizes that Restaurant-Level EBITDA and Adjusted EBITDA have limitations as analytical financial measures.